CERTIFICATE OF QUALIFICATIONS

I, Lawrence D. Henchel, PG of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as a Vice President by Norwest Corporation, 136 East South Temple, Suite 1200, Salt Lake City, Utah, USA 84111.

2.	I graduated with a Bachelor of Science Degree in Geology from Saint Lawrence University, Canton, NY, USA in 1978.

3.	I am a Registered Member of The Society for Mining, Metallurgy and Exploration, Inc.

4.

I have worked as a geologist for a total of twenty-eight years since my graduation from university, both for coal mining and exploration companies and as a consultant specializing in coal and industrial minerals. The first ten years of my work were almost exclusively in the coal industry which continues to be a large part of the consulting work that I perform.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for sections 4 – 14 of the technical report titled “Technical Report Carbon Creek Coal Property British Columbia, Canada” dated December 6, 2011 (the “Technical Report”) relating to the Carbon Creek Coal Property, effective October 1, 2011.

7.	I personally inspected the Carbon Creek Property on July 23, 2010 and on October 22 and 23, 2010.

8.

I have had prior experience with the deposit that is the subject to the Technical Report in that I was retained by Cardero Coal Ltd. (then “Coalhunter Mining Corporation”) in 2010 to prepare an initial resource estimate for the deposit.

9.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the Technical Report, and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated at Salt Lake City, Utah this 6th day of December 2011.

“ORIGINAL SIGNED AND SEALED BY”
_________________________________

Lawrence D. Henchel, PG

Vice President Geologic Services, Norwest Corporation

CARDERO RESOURCE CORP. 11-5387

TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC

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